EXHIBIT 3.1

AMENDMENT TO BYLAWS

OF

E-LOAN, INC.

Section 3.2 of the Amended and Restated Bylaws of this Corporation is hereby amended to read in its entirety as follows:

“The Board of Directors shall consist of seven (7) members. The number of directors may be changed by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. The directors shall be divided into three classes, with the first class consisting of two directors and its term expiring at the 2006 annual meeting of stockholders; the second class consisting of two directors and its term expiring at the 2007 annual meeting of stockholders; and the third class consisting of three directors and its term expiring at the 2005 annual meeting of stockholders. Thereafter, the term of each class will expire at each third succeeding annual meeting of stockholders held after the election of each such class.”